Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Form 6-K for the six months ended June 30, 2025. This discussion may contain forward-looking statements. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

Overview

We are an information technology and advertising company. Our operations are organized primarily into three business verticals: (i) Smart Community, (ii) Out-of-Home Advertising, and (iii) Local Life.

In the Smart Community vertical, we provide intelligent community building access and safety management systems through access control monitors and vendor-provided SaaS platforms. Our intelligent community access control system makes resident access to properties simpler. We distribute access control devices and systems via various channels, but mainly through direct sale of hardware and/or software and turnkey projects.

Our Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions. Capitalizing on our network of monitors that span approximately 120 cities in China such as Shanghai, Beijing, Guangzhou, Shenzhen, Nanjing, Xiamen, Hefei, Dalian, Ningbo, Chengdu, Hangzhou, Wuhan, Chongqing, Changsha, our Out-of-Home Advertising services help merchants display advertisements in a variety of formats across its intelligent access control and safety management system. Advertisements are placed on the monitors and within the SaaS software. Residents are exposed to these advertisements each time they enter and exit community buildings or open the SaaS software. Moreover, we partner with other outdoor advertising providers to maximize coverage by placing the advertisements on the partners’ numerous displays in public transportation, hotels and other settings as well as deploying posters at events.

In Local Life vertical, we connect local businesses with consumers via online promotions and transactions. With strong technological capabilities, we help local restaurants, hotels, tourist companies, retail stores, cinemas and other merchants offer deals and coupons to consumers on social media platforms such as WeChat, Douyin (the Chinese version of TikTok) and RedNote. Since early 2023, we have embarked on executing the strategy of deepening engagement with merchants and manufacturers within our Local Life space through facilitating retail sales of diversified goods and services, including beverages, groceries and travel packages.

We report financial results in one segment. Currently, a substantial portion of our revenues are generated from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life verticals. Revenues from Smart Community, which mainly consist of product sales of access control devices and service fees, contribute only a small portion to our total revenues. Thus, the Smart Community revenues are grouped with other miscellaneous revenue sources, such as advertising design and production and social media account operations, under the catch-all category titled “Other Revenues” in the description of the Company’s revenues.

In the first half of 2025, the Company advanced its strategic initiatives, highlighted by the completion of its initial public offering and listing on Nasdaq, intensified investment in market intelligence, and accelerated product development to create an international version of its system application.

Key Factors That Affect Operating Results

The historical performance and outlook for our business are influenced by numerous factors, including the following:

Our ability to maintain our major customers.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the six months ended June 30, 2025 and 2024, we had a total of 65 and 105 customers, respectively. The decrease in the number of customers was primarily due to the scaling down of the Local Life related business. Meanwhile, our top customers continue to represent a substantial portion of our revenue, indicating that our customer base remains concentrated and stable. For the six months ended June 30, 2025 and 2024, our top three customers collectively accounted for approximately 42.4% and 33.2% of our total revenue, respectively. The top three customers accounted for 42.4% of our revenue in the six months ended June 30, 2025, with the largest customer representing 23.1%, the second largest representing 11.5%, and the third largest representing 7.8% of our revenue, respectively. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

We cannot assure you that our customer relationships will continue as presently in effect. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, or continue at the same volume levels. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Our ability to compete successfully.

The market for our services is highly competitive. We face competition from other companies in the residential security technology sector and the advertising industries. Our competition is mainly focused on factors such as improving coverage, audience engagement and brand awareness, and customer attraction and retention.

Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customers and completing more acquisitions. Some of our competitors may enter into business partnership agreements with each other to compete against us, which may affect our ability to obtain additional consumers. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

Continued investments in research and development and innovation.

Our financial performance will be significantly dependent on our ability to maintain and grow our advertising income. We have a dedicated research and development team that develops new products and features. To maintain our competitive advantage, we expect to continue to invest responsibly in research and development activities to increase our market share. We develop most of our key technologies in-house to support a rapid pace of innovation. Accordingly, we dedicate significant resources towards research and development and invest in recruiting talent.

A.	Operating Results

Key Components of Our Results of Operations

Revenues

We report financial results in one segment. Our revenues are organized into four categories:

(i)	Out-of-Home Advertising revenues, generated through advertisement display via our community access control devices, or channels provided by subcontractors. In this category, we compete mainly in the out-of-home advertising channel in China.

(ii)	Local Life – Retail Sales revenues, generated from sales of diversified products, such as alcohol and groceries. In this category, we compete in the retail distribution sector in China.

(iii)	Local Life (non-retail) revenues, earned by promoting vouchers through e-commerce platforms, including WeChat mini programs and Douyin, for merchants. In this category, we compete in the consumer service e-commerce advertising sector in China.

(iv)	Other Revenues, which primarily comprise advertising design and production, operation services for merchants’ online accounts, devices sales, software development services, travel packages and operation and maintenance of community access control devices. In this catch-all category, the principal markets concerned are community building access control and online marketing sectors in China.

For the six months ended June 30, 2024 and 2025, all of our revenue was generated from China.

Our breakdown of revenues for the six months ended June 30, 2024 and 2025 is as follow:

	For the six months ended June 30,
	2024	2025	2025	2024	2025
Segment	RMB’000	RMB’000	US$’000	% of Total	% of Total
Out of Home Advertising	302,376	356,893	49,820	67.4%	86.2%
Local Life - Retail Sales	145,374	56,640	7,907	32.4%	13.7%
Local Life (non-retail)	127	22	3	0.0%	0.0%
Others	962	367	51	0.2%	0.1%
Total	448,839	413,922	57,781	100.0%	100.0%

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) advertising commissions paid to agents and subcontractors, (ii) depreciation expenses for community access control devices, (iii) procurement costs for retail sales, and (vi) other costs.

Our breakdown of cost of revenues for the six months ended June 30, 2024 and 2025 is as follow:

	For the six months ended June 30,
	2024	2025	2025	2024	2025
Segment	RMB’000	RMB’000	US$’000	% of Total	% of Total
Out of Home Advertising	289,672	344,963	48,156	67.2%	85.9%
Local Life - Retail Sales	141,567	56,708	7,916	32.8%	14.1%
Local Life (non-retail)	38	-	-	0.0%	0.0%
Others	34	9	1	0.0%	0.0%
Total	431,311	401,680	56,073	100.0%	100.0%

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our costs.

Our breakdown of gross profit for the six months ended June 30, 2024 and 2025 is as follow:

	For the six months ended June 30,
	2024	2025	2025	2024	2025	2024	2025
Segment	RMB’000	RMB’000	US$’000	% of Total	% of Total	Gross Margin	Gross Margin
Out of Home Advertising	12,704	11,930	1,664	72.5%	97.5%	4.2%	3.3%
Local Life - Retail Sales	3,807	(68)	(9)	21.7%	(0.6)%	2.6%	(0.1)%
Local Life (non-retail)	89	22	3	0.5%	0.2%	70.1%	100.0%
Others	928	358	50	5.3%	2.9%	96.5%	97.5%
Total	17,528	12,242	1,708	100.0%	100.0%	3.9%	3.0%

Operating expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses mainly consist of (i) market research expenses, (ii) advertisement and business promotion expenses, (iii) salary and welfare for selling and marketing personnel, (iv) maintenance fee and (v) other miscellaneous selling expenses.

General and administrative expenses mainly consist of (i) professional service fee; (ii) salary and welfare for general and administrative personnel, (iii) credit loss, (iv) rental fee, (v) depreciation related to general and administrative departments and (vi) other corporate expenses.

Research and development expenses consist primarily of (i) system development costs, (ii) salary and welfare for research and development personnel, (iii) information technology service fee, and (iv) other miscellaneous research and development expenses.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024		2025
Category	RMB’000	% of Total	RMB’000	US$’000	% of Total
Selling and marketing expenses	4,934	37.5%	21,850	3,050	40.6%
General and administrative expenses	5,833	44.3%	20,398	2,847	37.9%
Research and development expenses	2,388	18.2%	11,593	1,618	21.5%
Total Operating Expenses	13,155	100.0%	53,841	7,515	100.0%

Other income (loss), net

Other income (loss), net primarily consists of (i) government subsidy, (ii) loss from disposal of equipment, and (iii) financial expenses.

Results of Operations

Comparison of the Six Months Ended June 30, 2024, and the Six Months Ended June 30, 2025

The following table sets forth a summary of our unaudited condensed consolidated operating results for the periods indicated. This information should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this 6-K. The operating results in any period are not necessarily indicative of the expected operating results for any future period.

	For the six months ended June 30,			Change
	2024	2025	2025	Amount	Percentage
	RMB’000	RMB’000	US$’000	RMB’000%
Revenues	448,839	413,922	57,781	(34,917)	(7.8)%
Cost of revenues	(431,311)	(401,680)	(56,073)	29,631	(6.9)%
Gross profit	17,528	12,242	1,708	(5,286)	(30.2)%

Operating expenses
Selling and marketing expenses	(4,934)	(21,850)	(3,050)	(16,916)	342.8%
General and administrative expenses	(5,833)	(20,398)	(2,847)	(14,565)	249.7%
Research and development expenses	(2,388)	(11,593)	(1,618)	(9,205)	385.5%
Total operating expenses	(13,155)	(53,841)	(7,515)	(40,686)	309.3%
Operating profit (loss)	4,373	(41,599)	(5,807)	(45,972)	(1,051.3)%

Other income (loss), net
Financial expenses, net	(298)	(354)	(49)	(56)	18.8%
Other income (loss), net	720	(400)	(56)	(1,120)	(155.6)%
Total other income (loss), net	422	(754)	(105)	(1,176)	(278.7)%

Income (loss) before income tax expenses	4,795	(42,353)	(5,912)	(47,148)	(983.3)%
Income tax expenses	(2,612)	(1,302)	(182)	1,310	(50.2)%
Net income (loss)	2,183	(43,655)	(6,094)	(45,838)	(2,099.8)%

Revenues

For the six months ended June 30, 2025, our total revenue decreased by approximately RMB34.9 million, or 7.8%, from approximately RMB448.8 million for the six months ended June 30, 2024, to approximately RMB413.9 million (US$57.8 million). This decrease was primarily driven by the decrease of revenue from Local Life – Retail Sales and partially offset by the growth of revenue from Out-of-Home Advertising.

Revenue from Out-of-Home Advertising increased by RMB54.5 million, or 18.0%, from RMB302.4 million for the six months ended June 30, 2024, to RMB356.9 million (US$49.8 million) for the six months ended June 30, 2025. This growth reflects our strategic focus on expanding market share and enhancing our presence in the core outdoor advertising business. This segment’s contribution to total revenue grew significantly from 67.4% to 86.2%.

Revenue from Local Life – Retail Sales decreased by RMB88.7 million, or 61.0%, from RMB145.4 million for the six months ended June 30, 2024, to RMB56.6 million (US$7.9 million) for the six months ended June 30, 2025. This decline was a result of the challenging external market environment and our proactive adjustment of product categories and channels. We reduced exposure to segments experiencing heightened industry competition and lower demand, prioritizing efficiency and resource allocation for higher-potential retail activities.

Revenue from Local Life (non-retail) decreased by RMB0.1 million, or 82.7%, from RMB0.1 million for the six months ended June 30, 2024, to RMB22.0 thousand (US$3.0 thousand) for the six months ended June 30, 2025. As part of our strategic decision to realign operational focus and concentrate resources on our core high-potential segments, we have reduced the operational scale of non-retail services.

Revenue from Other Revenues decreased by RMB0.6 million, or 61.9%, from RMB1.0 million for the six months ended June 30, 2024, to RMB0.4 million (US$0.05 million) for the six months ended June 30, 2025. The decrease was primarily due to a seasonal reduction in our travel related services, which are expected to resume and contribute in the second half of 2025.

Cost of Revenue

Our cost of revenue decreased by 6.9%, from RMB431.3 million for the six months ended June 30, 2024, to RMB 401.7 million (US$56.1 million) for the six months ended June 30, 2025.

The cost of revenue for Out of Home Advertising increased by approximately RMB55.3 million, or 19.1%, from approximately RMB289.7 million for the six months ended June 30, 2024 to approximately RMB345.0 million (US$48.2 million) for the six months ended June 30, 2025, in line with the growth in Out of Home Advertising revenue. The increase primarily reflected higher commissions and subcontracting costs associated with expanded business activities and client campaigns.

The cost of revenue for Local Life – Retail Sales decreased by approximately RMB84.9 million, or 59.9%, from approximately RMB141.6 million for the six months ended June 30, 2024 to approximately RMB56.7 million (US$7.9 million) for the six months ended June 30, 2025. This decrease was mainly due to the reduction in procurement costs, consistent with the reduction of Local Life – Retail Sales revenue.

The cost of revenue for Local Life (non-retail) decreased by approximately RMB38.0 thousand, or 100.0%, from approximately RMB38.0 thousand for the six months ended June 30, 2024 to nil for the six months ended June 30, 2025, in line with the reduction in Local Life (non-retail) revenue following our strategic adjustment of business focus.

The cost of revenue for Other Revenues decreased by approximately RMB25.0 thousand, or 73.5%, from approximately RMB34.0 thousand for the six months ended June 30, 2024 to approximately RMB9.0 thousand (US$1.0 thousand) for the six months ended June 30, 2025, mainly due to reduced service activities during the reporting period.

Gross Profit

Our gross profit decreased from RMB17.5 million for the six months ended June 30, 2024, to RMB12.2 million (US$1.7 million) for the six months ended June 30, 2025, representing a decrease of RMB5.3 million, or 30.2%. Our overall gross margin was 3.9% and 3.0% for the six months ended June 30, 2024 and 2025, respectively.

The gross margin of Out of Home Advertising decreased from 4.2% for the six months ended June 30, 2024 to 3.3% for the six months ended June 30, 2025, primarily reflecting our adoption of flexible pricing strategies to strengthen client relationships and support market share expansion.

The gross profit margin for Local Life - Retail Sales decreased from a positive 2.6% for the six months ended June 30, 2024 to a negative 0.1% for the six months ended June 30, 2025, mainly due to intensified industry competition and pricing adjustments during the product portfolio optimization process.

The gross margin of Local Life (non-retail) increased from 70.1% for the six months ended June 30, 2024 to 100.0% for the six months ended June 30, 2025, as a result of minimal cost incurred after scaling down operations.

The gross margin of Other Revenues increased slightly from 96.5% for the six months ended June 30, 2024 to 97.5% for the six months ended June 30, 2025, primarily due to a shift in service mix toward activities with relatively lower direct costs.

Selling and Marketing Expenses

Selling expenses increased by 342.8% from RMB4.9 million for the six months ended June 30, 2024 to RMB 21.9 million (US$3.1 million) for the six months ended June 30, 2025. The growth was primarily attributed to (i) an increase of RMB13.3 million in market research expenses, mainly related to research on the internet portal market in Asia, Europe and America, including analysis of local user behavior, competitors and market access conditions, (ii) an increase of RMB6.4 million in advertisement and business promotion expenses to support sales growth, and partially offset by (iii) a decrease of RMB1.6 million in platform service fee, which resulted from the internalization of transaction processing and recording for our retail operations that had previously been handled by third-party platforms, (iv) a decrease of RMB1.1 million in employee payroll resulting from improved operational efficiency and cost control initiatives.

General and Administrative Expenses

General and administrative expenses increased by 249.7%, from RMB5.8 million for the six months ended June 30, 2024 to RMB20.4 million (US$2.8 million) for the six months ended June 30, 2025. The increase was primarily driven by a growth of RMB14.4 million in professional service fees, mainly attributable to expenses incurred for our initial public offering preparation and roadshow activities, as well as costs associated with enhancing our governance initiative.

Research and Development Expenses

Research and development expenses increased by 385.5%, from RMB2.4 million for the six months ended June 30, 2024, to RMB11.6 million (US$1.6 million) for the six months ended June 30, 2025. The increase was mainly due to an RMB10.1 million increase in system development costs, mainly related to the development of the overseas version of the Lianzhang system application and an inbound tourism application. The increase was partially offset by decreases of RMB0.6 million in staff costs and RMB0.2 million in information technology service fees, reflecting the stabilization of our R&D platform, reduced software maintenance requirements, and optimized personnel structure.

Other income (loss), net

Other income (loss), net consists of other income (loss), net and finance expenses, net.

Other income (loss), net turned from an income of RMB0.7 million for the six months ended June 30, 2024, to a loss of RMB0.4 million (US$0.1 million) for the six months ended June 30, 2025. The change was primarily attributable to a foreign exchange loss of RMB0.7 million, and a loss of RMB0.5 million on the disposal of equipment for the six months ended June 30, 2025.

Finance expenses, net increased from RMB0.3 million for the six months ended June 30, 2024 to RMB0.4 million (US$0.05 million) for the six months ended June 30, 2025. This increase was primarily due to a higher outstanding balance of short-term borrowings, which resulted in increased interest expenses.

Income Tax Expense

Our income tax expense decreased from RMB2.6 million for the six months ended June 30, 2024, to RMB1.3 million (US$0.2 million) for the six months ended June 30, 2025, primarily due to a decrease in deferred income tax expenses. The reduction in deferred income tax expenses mainly reflected the recognition of lower temporary taxable differences during the period, as we recorded a loss before income tax expenses and incurred higher operating expenses for the six months ended June 30, 2025 compared to the same period in 2024.

Net Income (loss)

As a result of the above factors, our net loss was RMB43.7 million (US$6.1 million) for the six months ended June 30, 2025, compared to a net income of RMB2.2 million for the six months ended June 30, 2024.

B.	Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our principal shareholders.

As of December 31, 2024 and June 30, 2025, our cash and cash equivalents amounted to RMB4.2 million and RMB15.9 million (US$2.2 million), respectively. Our cash and cash equivalents primarily consist of bank deposits. As of June 30, 2025, 100% of our cash and cash equivalents were held in mainland China and denominated in Renminbi (RMB). As of December 31, 2024 and June 30, 2025, we had positive working capital of RMB43.5 million and RMB55.6 million (US$7.8 million), respectively. For the six months ended June 30, 2025, our net cash used in operating activities was RMB48.3 million (US$6.7 million), compared to RMB4.9 million inflow in operating activities for the six months ended June 30, 2024. The change was primarily due to increased operating expenses and working capital requirements associated with our business expansion.

On February 28, 2025, we completed our initial public offering (“IPO”) of Class B Ordinary Shares, raising aggregate gross proceeds of approximately RMB60.2 million (US$8.3 million), before underwriting discounts and offering expenses. Additionally, we have implemented various cost optimization measures, including streamlining sales and R&D headcount, standardizing internal management processes, and enhancing operational efficiency. These initiatives are expected to improve cost structure without adversely affecting our business operations.

We have assessed our financial position, including recent profitability and working capital levels and believes that our existing cash and cash equivalents will be sufficient to fund our operations for the next 12 months and we have sufficient resources to meet our obligations over the next 12 months. Based on the foregoing, we concluded that we will be able to continue as a going concern for the foreseeable future.

Cash Flows

Cash flows for the six months ended June 30, 2024, compared to the six months ended June 30, 2025

The table below sets forth our cash flows for the six months ended June 30, 2024 and 2025.

	For the six months ended June 30,			Change
	2024	2025	2025	Amount	Percentage
	RMB’000	RMB’000	US$’000	RMB’000%
Net cash provided by/(used in)operating activities	4,902	(48,272)	(6,737)	(53,174)	(1,084.7)%
Net cash (used in)/provided by investing activities	(6,985)	8,405	1,173	15,390	(220.3)%
Net cash (used in)/provided by financing activities	(4,423)	51,654	7,210	56,077	(1,267.8)%
Net (decrease)/increase in cash and cash equivalents:	(6,506)	11,787	1,646	18,293	(281.2)%
Cash and cash equivalents at the beginning of the period	10,776	4,150	579	(6,626)	(61.5)%
Cash and cash equivalents at the end the period	4,270	15,937	2,225	11,667	273.2%

Operating Activities

For the six months ended June 30, 2025, net cash used in operating activities was RMB48.3 million, primarily reflecting our net loss of RMB43.7 million, offset mainly by the addition of non-cash items totaling RMB7.4 million, mainly inclusive of amortization and depreciation of equipment, deferred income taxes, allowance for credit losses and other non-cash items. Changes in operating assets and liabilities that negatively affected the cash flow including: (i) an increase in accounts receivable of RMB211.5 million, primarily driven by the rapid revenue growth in the second quarter of the period, resulting in a temporary increase in trade balances as per the standard credit terms offered to customers, (ii) an increase of RMB10.3 million in advance to suppliers primarily attributable to higher prepayments made for promotional and marketing activities, as well as other prepayments made to suppliers to secure future operational resources, and partially offset by (i) an increase of RMB196.2 million in accounts payable, corresponding to the increase in accounts receivable and business volume, reflecting the alignment of our payment cycle with the timing of customer collections and increased procurement activities, (ii) an increase of RMB11.3 million in accrued expenses and other current liabilities, primarily due to rapid expansion of the business volume of certain subsidiaries, which necessitated a corresponding increase in taxes payable and other accrued operating obligations, and (iii) a decrease of RMB2.0 million in prepaid expenses and other current assets, primarily due to the collection of receivables from third parties, partially offset by the increase in deductible input value-added tax.

For the six months ended June 30, 2024, net cash provided by operating activities was RMB4.9 million, primarily reflecting our net income of RMB2.2 million, offset mainly by amortization and depreciation of equipment of RMB5.2 million. Changes in operating assets and liabilities that negatively affected the cash flow including: (i) an increase in accounts receivable of RMB64.2 million due to stable growth in customer numbers as a result of business expansion and increased market penetration; (ii) an increase of RMB9.7 million in prepayments to suppliers; (iii) an increase of RMB5.2 million in prepaid expenses and other current assets, partially offset by: (i) an increase of RMB58.5 million in accounts payable; (ii) an increase of RMB6.3 million in contract liabilities.

Investing Activities

For the six months ended June 30, 2025, net cash provided by investing activities was RMB8.4 million (US$1.2 million), primarily due to (i) net proceeds of RMB11.1 million on collection of loans made to related parties, offset by (i) RMB2.5 million prepaid for a long-term equity investment in a third-party company, and (ii) capital expenditures of RMB0.1 million for the purchase of property and equipment.

For the six months ended June 30, 2024, net cash used in investing activities was RMB7.0 million, primarily due to (i) RMB38.5 million loans made to related parties; (ii) offset by RMB31.5 million collection from loans provided to related parties.

Financing Activities

For the six months ended June 30, 2025, net cash provided by financing activities was RMB51.7 million (US$7.2 million), primarily due to: (i) RMB60.2 million in proceeds from our IPO completed in February 2025, offset by (i) RMB7.8 million in payment for deferred offering cost related to our IPO, (ii) a net repayment of RMB0.7 million on our short-term and long-term borrowings, (iii) a net repayment of RMB0.1 million repayment on loans from our related parties.

For the six months ended June 30, 2024, net cash used in financing activities was RMB4.4 million, primarily due to: (i) RMB5.0 million in repayment of short-term loans to 7 third-party cooperators; (ii) RMB17.7 million in repayment of loans to related parties; (iii) RMB1.2 million in payment of deferred offering; (iv) RMB2.1 million deemed dividend paid to a shareholder, offset by: (i) RMB13.5 million proceeds from loans from related parties; (ii) RMB8.1 million newly borrowed short-term bank loans.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

For the six months ended June 30, 2024, and June 30, 2025, our capital expenditures were nil and RMB0.1 million, respectively. Our capital expenditures consisted primarily of expenditures of equipment and software related to the expansion of our advertising promotion service. We will continue to make capital expenditures to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

As of June 30, 2025, the Group provided guarantees for two loans of RMB10 million and RMB7.5 million respectively for Fujian Qiushi Intelligent Co., Ltd, which matures on November 4, 2025 and July 25, 2025, respectively. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

For the Local Life - Retail Sales vertical, the Group entered into agreement with unconditional purchase obligations with suppliers. Details were as follows:

Products	Minimum purchase amounts	Period for completion
	RMB’000
Hotel rooms	16,870	From January 1,2025 to December 31, 2025
Hotel rooms	9,000	From May 6,2025 to December 31, 2025
Hotel rooms	5,200	From March 25,2025 to December 31, 2025
Hotel rooms	4,500	From March 1,2025 to December 31, 2025

As of June 30, 2025, we had fulfilled purchase amounts of hotel rooms amounting to RMB18.9 million.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment Due by period
		Within	Within	Within	Within	More than
	Total	1 year	1-2 year	2-3 year	3-4 year	4-5 year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Bank borrowings	22,108	22,108	-	-	-	-
Loans from third parties	4,983	4,983	-	-	-	-
Operating lease payment	2,688	568	662	702	722	34
Total	29,779	27,659	662	702	722	34

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations as of June 30, 2025.

Holding Company Structure

LZ Technology Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, LZ Technology Holdings Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate accumulated deficits as determined under PRC accounting standards as of June 30, 2025. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. Remittance of dividends by our subsidiaries out of PRC is subject to certain procedures with the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our subsidiaries in PRC only through loans or capital contributions and to the affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China.

C.	Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

D.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

The critical accounting estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this report. When reviewing our financial statements, you should consider:

1.	our selection of critical accounting policies;

2.	the judgments and other uncertainties affecting the application of such policies; and

3.	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for credit losses for accounts receivable and (ii) valuation allowance of deferred tax assets.

Credit losses

On January 1, 2023, we adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments” using the modified retrospective method, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19.ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13,“ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

Our accounts receivable, amounts due from related parties and other receivable which is included in current and non-current prepaid expenses and other assets line item in the balance sheet are within the scope of ASC Topic 326. We use the roll-rate method to measure the expected credit losses of account receivables, amounts due from related parties and other receivables, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. We adjust the allowance that is determined by the roll-date method for both current conditions and forecast of economic conditions. When establishing the loss rate, we make the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

The allowance for credit loss as of December 31, 2024 and June 30, 2025 was RMB2.0 million and RMB2.6 million (US$0.4 million), respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of our deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of December 31, 2024 and June 30, 2025. Thus, management decided to record all of the valuation allowance. Valuation allowance amounted to RMB42.5 million and RMB43.0 million (US$6.0 million) as of December 31, 2024 and June 30, 2025, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets could be utilized in future years if we make profits in the future, the valuation allowance shall be reversed.